SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 2, 2018

List of materials

Documents attached hereto:

i) Press release Announcement Issuance of New Shares as Restricted Stock Compensation

February 2, 2018
Sony Corporation

Issuance of New Shares as Restricted Stock Compensation

Sony Corporation (the “Corporation”) today announces that, pursuant to the delegation of authority approved by resolutions of the Board of Directors of the Corporation, the Representative Corporate Executive Officer of the Corporation decided to issue new shares (the “Issuance of New Shares”) as restricted stock compensation, as follows:

1. Outline of the Issuance

(1) Payment date	February 28, 2018
(2) Class and number of shares to be issued	25,000 shares of common stock of the Corporation
(3) Issue price	5,385 yen per share (Note 1)
(4) Total issue price of shares to be issued	134,625,000 yen (Note 2)
(5) Allottees	10 Non-Executive Directors of the Corporation: 10,000 shares in total 1 Executive of a subsidiary of the Corporation: 15,000 shares in total
(6) Other	Issuance of New Shares to be allotted is conditioned on the securities registration statement taking effect in accordance with the Financial Instruments and Exchange Act.
(Note 1)
The issue price is the amount of monetary compensation receivables granted by the Corporation or the relevant subsidiary of the Corporation to the grantee and then immediately contributed back to the Corporation by the grantee in exchange for the Issuance of New Shares as required under the Companies Act. The estimated issue price is calculated based on the closing price of the shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange, Inc. (the “Closing Price”) on February 1, 2018 (5,385 yen).  The actual issue price shall be the higher of (i) the average of the Closing Prices for the thirty (30) consecutive trading days commencing on the forty-fifth (45th) trading day immediately before the day immediately after the payment date of the shares (excluding days on which there is no Closing Price, and any fraction of less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen) and (ii) 5,385 yen, which is the Closing Price on February 1, 2018 (the business day immediately before the date on which the Representative Corporate Executive Officer of the Corporation made the decision on the Issuance of New Shares), and will be determined on February 6, 2018.

(Note 2)
The total issue price of shares to be issued is the total amount of monetary compensation receivables granted by the Corporation or the relevant subsidiary of the Corporation to the grantees and then immediately contributed back to the Corporation by the grantees in exchange for the Issuance of New Shares as required under the Companies Act. The estimated total issue price of shares to be issued is calculated based on the Closing Price on February 1, 2018 (5,385 yen).  The actual total issue price of shares to be issued will be determined on February 6, 2018 in accordance with the method described in (Note 1) above.

2. Purpose of and Reasons for the Issuance

At the meeting of the Compensation Committee held on April 27, 2017, the Corporation passed a resolution to adopt a policy to introduce a stock compensation plan under which shares of common stock subject to transfer restrictions (the “Shares of Restricted Stock”) would be allotted to the Corporation’s Corporate Executive Officers and other executives as compensation for the purposes of (i) further promoting shared values between the shareholders and the executives and (ii) giving an incentive to such executives to continuously enhance the mid- to long-term business performance of the Corporation and its corporate value.  At the several meetings of the Compensation Committee, the Corporation discussed the scope of coverage and the standards regarding the granting of the Shares of Restricted Stock, and at the meeting of the Compensation Committee held on February 1, 2018, the Corporation passed an additional resolution to grant Shares of Restricted Stock to the non-executive directors of the Corporation (the “Non-Executive Directors”) under such stock compensation plan and determined the amount of monetary compensation receivables to be paid by the Corporation to each Non-Executive Director and then immediately contributed back to the Corporation in exchange for Shares of Restricted Stock (together with the plan to grant to the Corporate Executive Officers and other executives of the Corporation, the “Compensation Plan”).  The Corporation has been making efforts toward developing and strengthening its corporate governance system to promote a method of management that aims to enhance the mid- to long-term corporate value of the Corporation, and the Non-Executive Directors play important roles, including the supervision of the management of the Sony group with a global perspective, under its corporate governance system. The Corporation is aiming at developing and maintaining a sound and transparent management system through further promoting shared values between the shareholders and the Non-Executive Directors by granting to the Non-Executive Directors Shares of Restricted Stock in accordance with the Compensation Plan. In connection with the stock retirement allowance, which is part of the compensation of the Non-Executive Directors, as a result of granting to the Non-Executive Directors Shares of Restricted Stock in accordance with the Compensation Plan, the Corporation decided not to credit the Non-Executive Directors any points for the fiscal year in which the Corporation granted to the Non-Executive Directors said Shares of Restricted Stock. The Corporation considers that the compensation of the Non-Executive Directors, the level of which is being raised by granting to the Non-Executive Directors Shares of Restricted Stock in accordance with the Compensation Plan, is at an appropriate level in accordance with their respective roles, functions, and responsibilities, based upon third-party research regarding compensation paid to management of both domestic and foreign companies.
Furthermore, based on the objectives of the Compensation Plan, it was decided that the Corporation would grant Shares of Restricted Stock to a certain Executive of a subsidiary of the Corporation as well as all of the Non-Executive Directors (the Non-Executive Directors and the Executive of the subsidiary of the Corporation who will be granted Shares of Restricted Stock shall be hereinafter individually referred to as the “Qualified Person” and collectively referred to as the “Qualified Persons”).  The Corporation considers that the compensation of such Executive of the subsidiary of the Corporation, which includes Shares of Restricted Stock that are granted to such Executive, is at an appropriate level in accordance with the roles, functions and responsibilities of such Executive, based upon third-party research regarding compensation paid to management of both domestic and foreign companies.

Pursuant to the decision of the Representative Corporate Executive Officer of the Corporation dated February 2, 2018, which takes into account the above-mentioned resolution of the Compensation Committee, and based on the delegation of authority approved by resolutions of the Board of Directors of the Corporation pursuant to Article 416, paragraph 4 of the Companies Act, the shares of common stock of the Corporation that relate to the Issuance of New Shares will be issued to the Non-Executive Directors and the Executive of the subsidiary of the Corporation in accordance with the Compensation Plan.  Each Qualified Person who is a Non-Executive Director will make an in-kind contribution to the Corporation of the monetary compensation receivables paid by the Corporation to each Qualified Person in order to grant to such Qualified Person Shares of Restricted Stock.  On the other hand, the Qualified Person who is an Executive of the subsidiary of the Corporation will make an in-kind contribution to the Corporation of the monetary compensation receivables to be paid by the relevant subsidiary of the Corporation to the said Qualified Person in order to grant to such Qualified Person Shares of Restricted Stock  (the Corporation will jointly assume the obligation of such subsidiary of the Corporation owed toward the Executive of the subsidiary arising from the monetary compensation receivables granted to such Executive of the subsidiary).  In order to meet the objectives of the Compensation Plan, any Shares of Restricted Stock that have been granted to a Qualified Person who is a Non-Executive Director under the Compensation Plan, shall not be transferable while such Qualified Person holds the relevant office in order to further promote shared values between the shareholders and the executives, and also to develop and maintain a sound and transparent management system. Furthermore, any Shares of Restricted Stock that are granted to a Qualified Person who is an Executive of the subsidiary of the Corporation under the Compensation Plan shall have a transfer restriction period of three (3) years in order to incentivize the Executive to continuously enhance the mid- to long-term business performance of the Corporation and its corporate value (these restrictions are described in Item 3(1) below).

The Corporation plans to execute, with each Qualified Person, an allotment agreement for Shares of Restricted Stock (the “Allotment Agreement”) which contains substantially the following terms:

3.     Outline of the Allotment Agreement

  (1)  Transfer Restriction Period
With respect to Qualified Persons who are Non-Executive Directors, during the period from February 28, 2018 to February 28, 2027, and, with respect to the Qualified Person who is an Executive of the subsidiary of the Corporation, during the period from February 28, 2018 to February 28, 2021 (individually or collectively, the “Transfer Restriction Period”), the Qualified Person shall not transfer, create any security interest on or otherwise dispose of the shares of common stock of the Corporation allotted pursuant to the Allotment Agreement (the “Allotted Shares”) (the “Transfer Restriction”).

  (2)  Conditions for Releasing the Transfer Restriction
The Corporation shall remove, as of the expiration of the relevant Transfer Restriction Period, the Transfer Restriction on all of the Allotted Shares, on the condition that the Qualified Person who is a Non-Executive Director has held, throughout the Transfer Restriction Period, his or her position as a Director of the Corporation, or that the Qualified Person who is an Executive of the subsidiary of the Corporation has held, throughout the Transfer Restriction Period, one or more of his or her positions, as applicable, as a Director, a Corporate Executive Officer or another executive, or an employee of the Corporation or a Related Company of the Corporation (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc. or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of such Article; the same shall apply hereinafter). However, if, during the Transfer Restriction Period, a Qualified Person who is a Non-Executive Director ceases to hold the position that he or she has held as a Director of the Corporation due to (i) his or her death or (ii) any other justifiable reason that is approved by the Compensation Committee (the Compensation Committee will accept that there is a justifiable reason, unless there are special circumstances), the Corporation shall remove the transfer restriction on all of the Allotted Shares and make reasonable adjustments to the timing of the removal of the Transfer Restriction as necessary. On the other hand, if, during the Transfer Restriction Period, a Qualified Person who is an Executive of the subsidiary of the Corporation ceases to hold all the positions that he or she has held as a Director or Corporate Executive Officer or another executive at, and if applicable, ceases to be an employee of, the Corporation or a Related Company of the Corporation due to (i) his or her death or (ii) any other justifiable reason that is approved by the Corporation, the Corporation shall, as necessary, make reasonable adjustments to the number of the Allotted Shares for which the Transfer Restriction is to be removed and the timing of the removal of the Transfer Restriction, and any Allotted Shares that are outside the scope of the removal of the Transfer Restriction will be acquired by the Corporation without any consideration to, or consent of, the Qualified Person.

(3)    Grounds for the Acquisition without Consideration
If certain events occur, including, but not limited to, cases where, during the Transfer Restriction Period, a Qualified Person who is a Non-Executive Director ceases to hold the position that he or she has held as a Director of the Corporation, the Corporation will acquire the Allotted Shares without any consideration to, or consent of, the Qualified Person, except where the Qualified Person ceases to hold such position that he or she has held at the Corporation due to (i) his or her death or (ii) any other justifiable reason that is approved by the Compensation Committee (the Compensation Committee will accept that there is a justifiable reason, unless there are special circumstances). On the other hand, if certain events occur, including, but not limited to, cases where, during the Transfer Restriction Period, a Qualified Person who is an Executive of the subsidiary of the Corporation ceases to hold all the positions that he or she has held as a Director or Corporate Executive Officer or another executive at, and if applicable, ceases to be an employee of, the Corporation or a Related Company of the Corporation, the Corporation will acquire the Allotted Shares without any consideration to, or consent of, the Qualified Person, except where the Qualified Person ceases to hold all such positions that he or she has held at, and, if applicable, ceases to be an employee of, the Corporation or a Related Company of the Corporation due to (i) his or her death or (ii) any other justifiable reason that is approved by the Corporation.

(4)    Management of Shares
In order to prevent the Allotted Shares from being transferred, having any security interest created thereon or otherwise being disposed of during the Transfer Restriction Period, the Corporation will take such measures as the Corporation considers appropriate, including the management in dedicated accounts established at domestic and/or foreign securities companies.

(5)    Treatment in Case of Organizational Restructuring
During the Transfer Restriction Period, if a matter relating to a merger agreement under which the Corporation will become the dissolving company, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary or any other organizational restructuring is approved at a General Meeting of Shareholders of the Corporation (or, if an approval at a General Meeting of Shareholders of the Corporation is not required regarding the above-mentioned organizational restructuring, then the approval by the Representative Corporate Executive Officer of the Corporation), pursuant to the decision of the Representative Corporate Executive Officer, the Transfer Restriction shall, at the time immediately prior to the business day preceding the effective date of such organizational restructuring, be removed in respect of a certain number of Allotted Shares, where that number will be equal to the number obtained by multiplying (A) the number of the Allotted Shares held by the Qualified Person as of the approval date of such organizational restructuring by (B) the number obtained by dividing (i) the number of months in the period from the month that includes the payment date of the Issuance of New Shares to the month that includes the approval date of such organizational restructuring by (ii)(a) twelve (12), in the case where the Qualified Person is a Non-Executive Director (if the figure obtained by dividing (i) by (ii)(a) above equals more than one (1), such figure shall be considered as one (1) for the purpose of determining the number of Allotted Shares in respect of which the Transfer Restriction shall be removed), or (b) thirty six (36), in the case where the Qualified Person is an Executive of the subsidiary of the Corporation, which is the number of months in the Transfer Restriction Period (any fractional unit (where one unit equals 100 shares) shall be rounded down to the nearest unit (100 shares)).

4. Basis of Calculation of the Payment Amount and Specific Details thereof

The Issuance of New Shares to each Qualified Person shall be carried out for the fiscal year ending March 31, 2018 (with respect to any Qualified Person who is not in the relevant office as of April 1, 2017, for the period from the date on which he or she takes office to March 31, 2018).  Each Non-Executive Director will make an in-kind contribution to the Corporation of the monetary compensation receivables paid by the Corporation to such Non-Executive Director to exchange for Shares of Restricted Stock allotted to the Qualified Person under the Compensation Plan. On the other hand, the Executive of the subsidiary of the Corporation will make an in-kind contribution to the Corporation of the monetary compensation receivables paid by the relevant subsidiary of the Corporation to such Executive to exchange for Shares of Restricted Stock allotted to the Qualified Person under the Compensation Plan (The Corporation will jointly assume the obligation of such subsidiary of the Corporation owed toward the Executive of the subsidiary arising from the monetary compensation receivables granted to such Executive of the subsidiary). In light of the terms and conditions of the bonds with stock acquisition rights that are already issued by the Corporation, and in order to eliminate any arbitrariness in the determination of the issue price, the issue price shall be the higher of (i) the average of the Closing Prices for the thirty (30) consecutive trading days commencing on the forty-fifth (45th) trading day immediately before the day immediately after the payment date of the Allotted Shares (excluding days on which there is no Closing Price, and any fraction of less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); and (ii) 5,385 yen, which is the Closing Price on February 1, 2018 (the business day immediately before the date on which the Representative Corporate Executive Officer of the Corporation made a decision on the Issuance of New Shares) (see (Note) below).  We believe that the issue price is reasonable on the basis that it will be, in accordance with the above-mentioned method of calculation of the issue price, equal to or higher than the market stock price immediately prior to the date on which the Representative Corporate Executive Officer of the Corporation made the decision relating to the Issuance of New Shares, and we also believe that the issue price does not represent a price that is particularly favorable to the Qualified Persons.
(Note)     The issue price will be determined on February 6, 2018 in accordance with the method described in “1. Outline of the Issuance - (Note 1)”.

End of Document

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